BD 3/6

1-3-6

SECU[illegible] [illegible]MMISSION

03013004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-41788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia Brokerage Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

992 Old Eagle School Road, Suite 915
(No. and Street)

Wayne (City) Pennsylvania (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin F. Hamilton (610) 975-9990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barbacane, Thornton & Company
(Name – *if individual, state last, first, middle name*)

202 Bancroft Bldg., 3411 Silverside Rd, Wilmington, DE 19810
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH, D.C. 155

PROCESSED MAR 27 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin F. Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Brokerage Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Florence M. Jeffery, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Apr 19, 2004

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILADELPHIA BROKERAGE CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2002

PHILADELPHIA BROKERAGE CORPORATION

TABLE OF CONTENTS

2089 South DuPont Highway
Dover, Delaware 19901
800.355.8210

25 West Third Street
Media, Pennsylvania 19063
610.565.5222

202 Bancroft Building
3411 Silverside Road
Wilmington, Delaware 19810
302.478.8940

FAX: 302.478.0133
www.btcpa.com
info@btcpa.com

INDEPENDENT AUDITORS' REPORT

February 26, 2003

To the Board of Directors and Stockholders
Philadelphia Brokerage Corporation
Wayne, Pennsylvania

We have audited the accompanying balance sheet of Philadelphia Brokerage Corporation, an S corporation as of December 31, 2002, and the related statements of income and expenses, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Brokerage Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Barbacane, Thornton & Company

BARBACANE, THORNTON & COMPANY

BARBACANE THORNTON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

PHILADELPHIA BROKERAGE CORPORATION
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets		
Cash		$ 62,098
Receivable from brokers, dealers and clearing organizations		80,172
Receivables from customers		460,000
Accounts Receivable - Employees		186,855
Note Receivable		17,369
Securities Owned		49,605
Total Current Assets		856,099
Furniture, Fixtures and Office Equipment (at cost)	$ 108,789	
Less Accumulated Depreciation	90,970	
Net Furniture, Fixtures and Office Equipment		17,819
Other Assets		
Security Deposits	14,928	
Clearing Deposit Cash	105,000	
Total Other Assets		119,928
TOTAL ASSETS		$ 993,846

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Commissions Payable		$ 91,197
Accounts Payable		728,186
Accrued Taxes		10,500
Total Liabilities		829,883
Stockholders' Equity		
Common stock - Authorized 100 shares at no par value, 100 shares issued and outstanding	$ 7,500	
Additional paid-in capital	31,566	
Retained earnings	124,897	
Total Stockholders' Equity		163,963
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 993,846

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF INCOME AND EXPENSES
YEAR ENDED DECEMBER 31, 2002

Income		
Commission and Fee Income		$ 4,470,060
Expenses		
Advertising	$ 6,965	
Bank Charges	1,234	
Clearing Costs	215,533	
Charitable Contributions	1,875	
Commissions - Brokers and Others	2,535,292	
Depreciation	5,163	
Education and Seminars	20,155	
Equipment Rental	9,094	
Insurance	79,110	
Interest Expense	225	
Investment Banking Expenses	24,000	
Licenses and Registrations	26,019	
Meals and Entertainment	30,496	
Miscellaneous Expense	900	
Office Expense	14,724	
Office Supplies	18,607	
Officers' Salaries	117,000	
Payroll Taxes	90,399	
Postage	17,700	
Professional Services	55,476	
Publications	5,461	
Quotations and Research	31,418	
Rent	63,338	
SIPC	150	
Taxes	12,627	
Telephone and Communications	22,072	
Travel	2,683	
Wages and Salaries	77,760	
TOTAL EXPENSES		3,485,476
NET INCOME BEFORE OTHER INCOME		984,584
OTHER INCOME (EXPENSES)		
Investment Income	12,145	
Miscellaneous Income	14,072	
Loss on Abandonment of Asset	(4,442)	
Reimbursement of trading commissions	(50,000)	
Total Other Expenses		(28,225)
NET INCOME		$ 956,359

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 956,359
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,163
Loss on abandonment of asset	4,442
Receipt of investment securities	(270,000)
(Increase) in receivable from brokers, dealers and clearing organizations	(23,330)
(Increase) in receivables from customers	(460,000)
(Increase) in employee receivable	(185,705)
Decrease in prepaid expenses	448
(Increase) in clearing deposit cash	(30,000)
(Increase) in deposits	(6,571)
Increase in commissions payable	46,151
Increase in accounts payable	720,686
Increase in accrued taxes	10,500
NET CASH PROVIDED BY OPERATING ACTIVITIES	768,143
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investments	(49,539)
Purchase of equipment	(15,776)
Repayment of loan to shareholder	10,000
NET CASH USED BY INVESTING ACTIVITIES	(55,315)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash payment of dividends	(705,000)
NET CASH USED BY FINANCING ACTIVITIES	(705,000)
NET INCREASE IN CASH	7,828
CASH, BEGINNING OF YEAR	54,270
CASH, END OF YEAR	$ 62,098
SUPPLEMENTAL DISCLOSURE:	
Interest Paid	$ 225
Taxes Paid	$ 2,127
FINANCING ACTIVITIES NOT AFFECTING CASH:	
Distribution of investment securities to shareholders	$ 270,000

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - Beginning of Year	$ 7,500	$31,566	$ 143,538	$ 182,604
Net Income	-	-	956,359	956,359
Dividends	-	-	(975,000)	(975,000)
Balance - End of Year	$ 7,500	$31,566	$ 124,897	$ 163,963

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Philadelphia Brokerage Corporation is a broker or dealer of securities registered pursuant to Section 15(b) of the Securities Exchange Act. Philadelphia Brokerage Corporation does not hold customer securities but uses a clearing house to hold such securities.

Basis of Accounting

The accrual method of accounting is used for financial statements. Under this method, income is recognized when earned and expenses are recognized when incurred.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Securities Owned

Marketable securities owned consist of trading and investment securities at market values.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives.

Advertising

The Company expenses the production costs of advertising when incurred.

Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CLEARING DEPOSIT CASH

Clearing deposit cash represents a deposit with a clearing company in order to assure performance. Interest accrued to Philadelphia Brokerage Corporation can be removed as long as a minimum of $105,000 in deposits is maintained.

NOTE C CORPORATE INCOME TAXES

The Company has elected with the consent of the shareholders to be taxed as an "S" Corporation under Internal Revenue Code Section 1362 and a similar code section for the state. An "S" Corporation does not generally pay income taxes but, instead, the shareholders are taxed on the Company's income. Therefore, the statements do not include any provision for corporate income taxes.

NOTE D LEASES

1) The Company has entered into a lease for an office that expires on October 31, 2005. Monthly rent is $7,464. Future minimum lease payments are as follows:

December 31,	
2003	$ 89,568
2004	89,568
2005	74,640
	$ 253,776

2) The Company has entered into an operating lease for a copier which expires in March of 2003. Future minimum lease payments are as follows:

December 31,	
2003	$ 507

Lease expense was $72,432 in 2002.

NOTE E NOTE RECEIVABLE

The Company has a note receivable with an employee in the amount of $17,369. The interest rate as of December 31, 2002 is 5.36 percent. The note has no repayment terms.

NOTE F ACCOUNTS RECEIVABLE - EMPLOYEE

The Company has a receivable from an employee primarily arising from commissions that were overpaid. This balance is due by March 20, 2003.

PHILADELPHIA BROKERAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 (cont'd)

NOTE G CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE H LITIGATION

The Company has been named as one of the parties in arbitration with a former customer who has claimed damages. The claim is for $700,000. This claim is scheduled for resolution by way of a hearing in May. The Company denies liability and is vigorously defending the action.

PHILADELPHIA BROKERAGE CORPORATION

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

2089 South DuPont Highway
Dover, Delaware 19901
800.355.8210

25 West Third Street
Media, Pennsylvania 19063
610.565.5222

202 Bancroft Building
3411 Silverside Road
Wilmington, Delaware 19810
302.478.8940

FAX: 302.478.0133
www.btcpa.com
info@btcpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 26, 2003

To the Board of Directors and Stockholders
Philadelphia Brokerage Corporation
Wayne, Pennsylvania

We have audited the accompanying financial statements of Philadelphia Brokerage Corporation, an S corporation. as of and for the year ended December 31, 2002, and have issued our report thereon dated February 26, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barbacane, Thornton & Company

BARBACANE, THORNTON & COMPANY

BARBACANE THORNTON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

PHILADELPHIA BROKERAGE CORPORATION
RECONCILIATION OF EQUITY
DECEMBER 31, 2002

	Audited (Page 4)	Revised - February 27, 2003 Unaudited (Part 11A)	Difference
ASSETS:			
Cash	$ 62,098	$ 62,098	$ -
Accounts Receivable	540,172	540,172	-
Accounts Receivable - Employee	186,855	186,855	-
Note Receivable	17,369	17,369	-
Securities Owned	49,605	49,605	-
Clearing Deposit Cash	105,000	105,000	-
Net Fixed Assets	17,819	17,819	-
Other Assets	14,928	14,928	-
TOTAL ASSETS	$ 993,846	$ 993,846	$ -
LIABILITIES:			
Accounts Payable and Other	$ 829,883	$ 829,883	$ -
Total Liabilities	829,883	829,883	-
EQUITY	163,963	163,963	-
TOTAL LIABILITIES AND EQUITY	$ 993,846	$ 993,846	$ -

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

		Audited
Total ownership equity (page 4)		$ 163,963
Less: Non-allowable assets (1):		
	Security Deposits	14,928
	Furniture, Fixtures and Office Equipment - Net	17,819
	Note Receivable	17,369
		50,116
Net Capital before Haircuts on Securities Position		113,847
Haircuts		9,490
Net Capital		$ 104,357
Aggregate Indebtedness		$ 829,883
Percentage of Aggregate Indebtedness to Net Capital		795.23%
Minimum Capital Requirement at 6-2/3% of Aggregate Indebtedness or $50,000 (greater of the two)		$ 55,353
Excess Net Capital		$ 49,004

(1) Unsecured receivables, net of reserves, that have been collected within 60 days of December 31, 2002 have been classified as allowable.

2089 South DuPont Highway
Dover, Delaware 19901
800.355.8210

25 West Third Street
Media, Pennsylvania 19063
610.565.5222

202 Bancroft Building
3411 Silverside Road
Wilmington, Delaware 19810
302.478.8940

FAX: 302.478.0133
www.btcpa.com
info@btcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL BASED SOLELY ON THE ASSESSMENT OF CONTROL RISK DONE AS PART OF THE AUDIT

February 26, 2003

To the Board of Directors and Stockholders
Philadelphia Brokerage Corporation
Wayne, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Philadelphia Brokerage Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above- mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BARBACANE THORNTON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
Philadelphia Brokerage Corporation

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Philadelphia Brokerage Corporation for the year ended December 31, 2002, and this report does not affect our report thereon dated February 26, 2003.

Finding

During our current year audit, we noted that the Company had to restate the filing of its focus report for December 31, 2002. This was caused by lack of understanding of when to record receivables and payables related to security placement transactions for customers.

Recommendation

We recommend that the Company strengthen its controls over the recording of receivables and payables for large security placement transactions so that income and expenses can be recorded in the proper period.

Corrective Action

Management of the Company will meet monthly prior to the completion of the monthly financial statements to review what revenue and expenses should be recognized prior to the completion of the statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Barbacane, Thornton & Company
BARBACANE, THORNTON & COMPANY